Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company: Harmon Industries, Inc.
Commission File No. 000-07916


Contact: Susan K. Breon
         GE Transportation Systems
         814/875-3457
         susan.breon@trans.ge.com

General Electric's Exchange Offer for Harmon Industries, Inc.
Closes with More than 90% Acceptance

August 29, 2000 -- Erie, PA -- General Electric Company announced today the expiration of the exchange offer by its wholly owned subsidiary, Four Points Acquisition Corp., for all of the outstanding shares of Harmon, Industries, Inc. (Harmon) (Nasdaq: HRMN) common stock at an exchange ratio of 0.527 of a share of GE common stock for each share of common stock of Harmon. The offer expired at midnight, New York city time on Monday, August 28, 2000. All shares validly tendered and not properly withdrawn prior to expiration have been accepted for exchange and will be exchanged promptly for GE shares.

Approximately 11,271,462 shares were tendered (including through notice of guaranteed delivery) in the offer prior to its expiration, which constitutes approximately 93.24% of the total number of outstanding shares of common stock of Harmon on a fully-diluted basis.

The pending merger of Four Points Acquisition Corp., with and into Harmon will become effective as soon as practicable subject to the terms of the Agreement and Plan of Merger among GE, Four Points Acquisition Corp. and Harmon. Once the pending merger becomes effective, Harmon will be a wholly owned subsidiary of GE.

Following completion of the transaction, it is expected that Harmon will become part of GE Harris Railway Electronics, a joint venture between GE Transportation Systems (GETS) and Harris Corporation.

GETS, headquartered in Erie, PA, is one of the major business units of GE (NYSE symbol GE). It is a global supplier of surface transportation products and services including freight and passenger locomotives and maintenance service, global railroad services such as remote monitoring and diagnostics, railway control and communications systems, propulsion and auxiliary power systems for transit vehicles and motorized drive systems for mining trucks. It employs approximately 6700 employees worldwide and has sales in excess of $2 billion.

We urge the Harmon shareholders to read the registration statement on Form S-4 and Schedule TO and the preliminary prospectus, amendments, final prospectus and other exchange offer documents, filed on or after July 25, 2000 by General Electric with the Securities and Exchange Commission (SEC) and the related solicitation/recommendation statement filed on July 25, 2000 by Harmon with the SEC. These documents contain important information which should be read carefully before any decision is made with respect to the offer. These documents are available to all shareholders of Harmon at no expense to them. The documents are also available at no charge at the SEC's website at www.sec.gov. Documents are available from the contact persons above without cost.

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